SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         PETRIE STORES LIQUIDATING TRUST
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                                (Name of Issuer)


                          Units of Beneficial Interest
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                         (Title of Class and Securities)


                                   716437 10 8
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                                 (CUSIP Number)


                             Jerome A. Manning, Esq.
                                     Trustee
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-6115
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    Copy to:

                            Jonathan L. Koslow, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000
                                November 12, 2003
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                                     ___
                                                                    |___|


                               (Page 1 of 7 Pages)

CUSIP No. 716437 10 8                  13D             Page 2 of 7 Pages
---------------------------                     -------------------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   The Carroll and Milton Petrie Foundation
                                31-1596433

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                               (a)  |_|
                                                               (b)  |_|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*
          OO

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Surrogates Court, State of New York, County of New York

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                NUMBER OF               7    SOLE VOTING POWER
                 SHARES                      28,111,274
              BENEFICIALLY            -----------------------------------------
                OWNED BY                8    SHARED VOTING POWER
                  EACH                       0
                REPORTING             -----------------------------------------
                 PERSON                 9    SOLE DISPOSITIVE POWER
                  WITH                       28,111,274
                                      -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         53.7%
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES|_|

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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         53.7%
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   14    TYPE OF REPORTING PERSON*
         00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the units of beneficial interest (each, a "Beneficial Interest") in the Petrie Stores Liquidating Trust (the "Issuer"). The address of the principal executive offices of the Issuer is 201 Route 17, Suite 300, Rutherford, New Jersey 07070.

Item 2.  Identity and Background.

         (a)-(c), (f) This Statement is being filed on behalf of The Carroll and Milton Petrie Foundation (the "Foundation"), a private foundation formed pursuant to the last will and testament of Milton Petrie. The business address of the Foundation is c/o Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, Attention: Jonathan L. Koslow, Esq.

         Pursuant to the Letters of Trusteeship, issued on December 16, 1994 by the Surrogates Court, State of New York, County of New York (the "Letters of Trusteeship"), the Foundation is administered by four Trustees: Joseph H. Flom, Jerome A. Manning, Bernard Petrie and Carroll Petrie.

         Mr. Flom is a trustee of the Issuer, an attorney and a partner in Skadden, Arps, Slate, Meagher & Flom LLP, a law firm and co-counsel to the Foundation. His principal business address is Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036.

         Mr. Manning is an attorney and a partner in Stroock & Stroock & Lavan LLP, a law firm and co-counsel to the Foundation. His principal business address is Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038.

         Mr. Bernard Petrie, the son of Milton Petrie, is a trustee of the Issuer and an attorney. His principal business address is The Law Offices of Bernard Petrie, 633 Battery Street, San Francisco, California 94111.

         Mrs. Carroll Petrie, the wife of Milton Petrie at the time of his death, is a private investor and philanthropist. Her principal address is 834 Fifth Avenue, New York, NY 10021.

         Mr. Flom, Mr. Manning, Mr. Bernard Petrie and Mrs. Petrie are citizens of the United States.

         (d)-(e) During the past five years, none of the Foundation, Mr. Flom, Mr. Manning, Mr. Bernard Petrie, or Mrs. Carroll Petrie has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Beneficial Interests which are the subject of this Statement were transferred to the Foundation, without consideration, by the Estate of Milton Petrie.

Item 4.  Purpose of Transaction.

         The Foundation does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Foundation reserves the right to acquire or dispose of Beneficial Interests, or to formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Foundation to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in the Securities of the Issuer.

         (a)-(b) The Foundation beneficially owns and has sole voting and dispositive power with respect to, 28,158,866 Shares, constituting approximately 53.7% of the 52,350,238 issued and outstanding on November 21, 2003, as reported to the Foundation by the Issuer.

         The amounts beneficially owned by the Foundation do not include any Shares owned by the Trustees of the Foundation in their individual capacity. To the best of the Foundation's knowledge, Beneficial Interests are held by the following Trustees: Mr. Bernard Petrie (34,500 Beneficial Interests), Mrs. Carroll Petrie (6,380 Beneficial Interests).

         Each of the Trustees disclaims beneficial ownership of the Beneficial Interests held by the Foundation. The Trustees of the Foundation share equally the power to dispose of, and vote, the Beneficial Interests held by the Foundation.

         (C)-(e) Inapplicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Letters of Trusteeship, the Trustees of the Foundation share equally the power to dispose of, and vote, the Beneficial Interests held by the Foundation. There is no understanding among the Trustees with respect to the voting of the Beneficial Interests held by them in their individual capacities.

         Item 7. Material to be Filed as Exhibits

         None

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2003


                                       THE CARROLL AND MILTON PETRIE FOUNDATION


                                       By:  /s/ JOSEPH H. FLOM
                                           --------------------------------
                                            Joseph H. Flom
                                            Trustee


                                       By:  /s/ JEROME A. MANNING
                                           --------------------------------
                                            Jerome A. Manning
                                            Trustee


                                       By:  /s/ BERNARD PETRIE
                                           --------------------------------
                                            Bernard Petrie
                                            Trustee


                                       By:  /s/ CARROLL PETRIE
                                           --------------------------------
                                            Carroll Petrie
                                            Trustee


Dated: November 24, 2003